EXHIBIT 3.1

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
INTERMOUNTAIN COMMUNITY BANCORP

Section 1 of Article V of Intermountain Community Bancorp’s Articles of Incorporation was amended effective April 25, 2013 and replaced in its entirety as follows:

ARTICLE V
Board of Directors

Section 1. NUMBER, TERM AND ELECTION OF DIRECTORS: The Board of Directors shall consist of not less than five (5) nor more than fifteen (15) members, the exact number to be fixed and determined from time-to-time by resolution of the Board of Directors.

Until the annual meeting of shareholders to be held in 2014, the board of directors will be divided into three classes. Each such class will consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors.

Until the annual meeting of shareholders to be held in 2014, each director will serve for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which such director was elected. The terms of office of all directors who are in office immediately prior to the closing of the polls for the election of directors at the 2014 annual meeting of shareholders of the Corporation shall expire at such time. At each annual meeting of shareholders beginning with the 2014 annual meeting of shareholders of the Corporation, directors shall not be classified with respect to the time for which they severally hold office.

At each annual meeting beginning with the 2014 annual meeting, all directors shall serve until the next annual meeting of shareholders and until their successors are duly elected and qualified or until his or her earlier death, resignation, or removal. No decrease in the number of directors by amendment to these Articles shall have the effect of shortening the term of any incumbent director.

Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a shareholders' meeting at which a quorum is present. Shareholders do not have the right to cumulate their votes when voting for the election of directors.